June 23, 2005
Mail Stop 3561

Via U.S. Mail and Facsimile

Stephen C. Travis
Director of Finance
EACO Corporation
2113 Florida Boulevard
Neptune Beach, Florida 32266

   RE:	EACO Corporation (the "Company")
	Form 10-K for the fiscal year ended December 29, 2004
	Filed April 1, 2005
	File No. 000-14311
	Form 10-Q for the quarter ended March 30, 2005
	Filed May 27, 2005
File No. 000-14311

Dear Mr. Travis:

	We have reviewed your response letter filed on May 27, 2005 and have the following comments. Where expanded disclosure is requested, you may comply with these comments in future filings. If you disagree, we will consider your explanation as to why our comments are not applicable or a revision is unnecessary. We also ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary. We look forward to working with you in these respects and welcome any questions you may have about any aspects of our review.

	Please respond to confirm that the comment will be complied with, or, if the comment is deemed inappropriate by the Company, advise the staff of the reason thereof. Pursuant to Rule
101(a)(3)
of Regulation S-T, your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.








Annual Report for the fiscal year ended December 29, 2004

Note 1 - Significant Accounting Policies, page 20
- Securities Sold, Note Yet Purchased, page 21

1. We note your response to prior comment no. 6; however, it is still
unclear how short-selling transactions are accounted for with in your
financial statements.   In this regard, please explain in detail
and
provide us with the journal entries used to record the initial transaction, quarterly adjustments, and the disposition of the liability and recognition of any related gain/loss with respect to the short-selling transaction. We may have further comment upon receipt of your response.

Note 10 - Common Shareholders` Equity, page 30
Preferred Stock, page 32

2. We note response to prior comment no. 11. Please similarly revise your notes in future filings to disclose the information provided in your response.

Note 15 - Subsequent Events - Unaudited Pro Forma Financial
Statements, page 36

3. We note your response to prior comment no. 14. With regard to your treatment on the gain on the sale, please revise your notes in future filings to disclose that you will defer the recognition of the portion of the gain attributable to the $4.0 million note and will recognize it on the installment basis based on the payment terms of the note.

Quarterly Report on Form 10-Q for the Quarter ended March 30, 2005

Note 8. Pending Asset Sale, page 8

4. We note the disclosure indicating that due to uncertainties associated with buyer financing for your sale of sixteen restaurants, you have presented the results of operations for these restaurants as continuing operations. Please tell us and explain in future filings in further detail why you do not believe that these restaurants meet the criteria for classification as discontinued operation at March 31, 2005. Your response should explain in detail why you do not believe these restaurants satisfy the criteria in SFAS No.144 for classification as both assets held for sale and discontinued operations at this date, including your basis for any conclusion that the sale is not "probable" at March 31, 2005. We may have further comment upon receipt of your response.


* * * * *

   You may contact Jean Yu at (202) 551-3305 or Linda Cvrkel at
(202)551-3813 if you have questions regarding comments on the financial statements and related matters.


								Sincerely,


								Linda Cvrkel
								Branch Chief
??

??

??

??

Stephen C. Travis
EACO Corporation
June 23, 2005
Page 1